Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103
Tel: 215.963.5000
Fax: 215.963.5001

Sean Graber

Associate

215.963.5598

November 16, 2010

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               Response letter to comments on Post-Effective Amendment for SEI Asset Allocation Trust (File
Nos. 033-64875 and 811-07445)

Dear Ms. O’Neal-Johnson:

Set forth below are your comments, and our responses to those comments, on the SEI Asset Allocation Trust’s (the “Trust,” and each series thereunder, a “Fund,” and collectively, the “Funds”) Post-Effective Amendment Nos. 23 and 24 filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, with the Securities and Exchange Commission (“SEC”) on September 17, 2010.

PROSPECTUS:

1.                                       Comment:  Because the Defensive Strategy Fund’s “Portfolio Turnover” rate is 108%, please indicate whether active and frequent trading is part of the Fund’s principal investment strategy.

Response:  As a fund of funds, the Defensive Strategy Fund implements its investment strategy by investing in underlying SEI funds that, in turn, invest in securities in specific asset classes.  Fund portfolio turnover is generally driven by the reallocation of Fund assets among the underlying funds.  The principal investment strategy of the Fund is not inherently designed to utilize a high frequency trading approach or create high portfolio turnover.  Although reallocations will occur in reaction to current market conditions, they are not typically driven by a desire to take advantage of short-term market movements.  Rather, reallocations will occur in situations where the portfolio manager wishes to adjust the Fund’s exposure to certain asset classes, wishes to take advantage of new underlying fund offerings, or believes that the Fund needs to adopt a more or less defensive posture due to current or anticipated market movements.

The Fund’s portfolio turnover rate of 108% for the fiscal year ended March 2010 was atypical (see e.g., 64% in 2009, 40% in 2008, 94% in 2007 and 46% in 2006).  Due to the recent economic crisis, the Fund had been defensively positioned through significant exposure to money market funds.  The portfolio turnover rate for the fiscal year ended March 2010 reflects the Fund’s easing of this defensive position due to the recent stabilization of the market and a greater allocation to underlying fixed income and equity funds.  The Fund’s portfolio turnover rate for the fiscal year ended March 2010 also reflects the reallocation of the Fund’s assets to two new underlying fund offerings; the SEI Institutional Managed Trust Real Return and U.S. Fixed Income Funds.

2.                                       Comment:  Please provide enhanced disclosure about investments in derivatives, and the risks thereto, for all Funds that list a derivatives strategy as a component of their “Principal Investment Strategies”.  In addition, please provide additional disclosure about the risks of investments in specific types of derivative instruments in the “More Information About Principal Risks” section of the Prospectus.  The enhanced disclosure should be consistent with the SEC’s letter to the Investment Company Institute regarding mutual fund derivatives disclosure.

Response:  The Funds do not list a derivatives strategy as a component of their “Principal Investment Strategies.”  Accordingly, we have not included disclosure about the Funds’ investments in derivatives and the risks thereto.  However, certain of the underlying funds in which the Funds invest pursue a derivatives strategy as a component of their principal investment strategies.  Therefore, we have added disclosure to the Prospectus regarding the specific risks the Funds will be exposed to as a result of the underlying funds, use of derivatives.  We believe this disclosure is consistent with the SEC’s letter to the Investment Company Institute regarding mutual fund derivatives disclosure.

3.                                       Comment: Please add disclosure to the Prospectus stating whether the Funds’ investment objectives may be changed without shareholder approval.

Response:  The Funds’ investment objectives may not be changed without shareholder approval.  Item 9(a) of Form N-1A requires a mutual fund to state in its prospectus its investment objectives and, if applicable, state that those objectives may be changed without shareholder approval.  Because Item 9(a) of Form N-1A does not require the Funds to state in the Prospectus that their investment objectives cannot be changed without shareholder approval, we have not made the requested change.

4.                                       Comment: With respect to the “How to Purchase Fund Shares” section of the Prospectus, please add disclosure (in accordance with Item 11(a)(3) of Form N-1A) regarding the pricing of the Funds’ shares during the close of markets for national holidays.

Response:  Item 11(a)(3) of Form N-1A requires a fund to provide a statement in its prospectus identifying in a general manner any national holidays when shares will not be priced and specifying any additional local or regional holidays when the fund shares will not be priced.  Instruction 1 to Item 11(a)(3) of Form N-1A provides that, when responding to Item 11(a)(3), a fund may use a list of specific days or any other means that effectively communicates the information (e.g., explaining that shares will not be priced on the days on which the New York Stock Exchange is closed for trading).  The Funds’ Prospectus states that “[e]ach Fund calculates its net asset value per share (NAV) once each Business Day as of the close of normal trading on the NYSE (normally, 4:00 p.m. Eastern Time).”  The term “Business Day” is defined in the Prospectus to mean “any day that the New York Stock Exchange (NYSE) is open for business.”  Accordingly, we believe the existing disclosure in the Funds’ Prospectus satisfies the requirements of Item 11(a)(3) of Form N-1A, and we have not made the requested change.

SAI:

5.                                       Comment: Please add the title “Statement of Additional Information” on the cover page of the Trust’s SAI.

Response:   We have made the requested change.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sean Graber
Sean Graber